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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                            INTEGRAMED AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45810N104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Claude White, One Manhattanville Road, Purchase, New York 10577 (914) 253-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                AUGUST 19, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                             Page -1- of -7- Pages

CUSIP No.                           13D             Page    2    of   7   Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gerardo Canet


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

         Not applicable.


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,696,919
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             357,687
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8.11%

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
                                                    Page    3    of   7   Pages



Item 1.    Security and Issuer.

           (a)    Title and Class of Securities

                           Common Stock, par value $.01


           (b)    Name of Issuer

                           IntegraMed America, Inc.


           (c)    Address of Issuer's Principal Executive Offices

                           One Manhattanville Road
                           Purchase, New York 10577


Item 2.    Identity and Background.

                  (a)      This statement is filed by Gerardo Canet.

                  (b) Mr. Canet's business address is One Manhattanville Road, Purchase, New
                           York 10577.

                  (c) Mr. Canet is Chairman of the Board, President and Chief Executive Officer of the Issuer.

                  (d) Mr. Canet has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Canet has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (f)      U.S.A.

                                                     Page    4    of   7   Pages




Item 3.    Source and Amount of Funds or Other Consideration.

                  Not Applicable




Item 4.    Purpose of Transaction.

                  Pursuant to a proxy granted in connection with the Management Agreement dated February 28, 1997 between the Issuer and the Fertility Centers of Illinois, SC ("FCI") (see Exhibit 1), effective August 19, 1997, the holders of 1,009,464 shares of Common Stock of the Issuer granted a proxy to Mr. Canet to vote such Common Stock held by them for a two year period with respect to (i) the election of Directors or any amendment to Issuer's Certificate of Incorporation affecting Directors and
                  (ii) any change in stock options for management and Directors.




Item 5.    Interest in Securities of the Issuer.

            (a) Mr. Canet beneficially owns 1,696,919 shares of the Issuer's securities, consisting of 125,000 shares of Issuer's Common Stock owned by Mr. Canet, options exercisable within 60 days to purchase 232,687 shares of Issuer's Common Stock and 1,339,232 shares of Issuer's Common Stock held by certain individuals with respect to which Mr. Canet holds a proxy to vote on the matters described in Item 4.

           (b)    Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,696,919 shares, consisting of 125,000 shares of Issuer's Common Stock owned by Mr. Canet, options exercisable within 60 days to purchase 232,687 shares of Issuer's Common Stock and 1,339,232 shares of Issuer's Common Stock held by certain individuals with respect to which Mr. Canet holds a proxy to vote on the matters described in Item 4.

                  (ii)     shared power to vote or to direct the vote:
                            ____________________________________________________

                                                    Page    5    of   7   Pages

                  (iii) sole power to dispose or to direct the disposition of: 357,687 shares, consisting of 125,000 shares of Issuer's Common Stock and options exercisable within 60 days to purchase 232,687 shares of Issuer's Common Stock.

                  (iv)     shared   power  to   dispose  of  or  to  direct  the
                           disposition of:
                           _____________________________________________________

           (c) On January 8, 1998, Mr. Canet exercised options to purchase 50,000 shares of Common Stock, at an exercise price of $.625 per share.

                   On January 9, 1998, Mr. Canet was granted a proxy to vote 184,314 shares of Common Stock of the Issuer held by certain individuals.

                   On January 22, 1998, Mr. Canet exercised options to purchase 25,000 shares of Common Stock at an exercise price of $.625 per share.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           In addition to the agreement described in Item 4 above, in connection with a Management Agreement dated June 6, 1997 between the Issuer and the Reproductive Sciences Medical Center, Inc., Mr. Canet was granted a proxy to vote 145,454 shares of Common Stock for a two year period with respect to (i) the election of Directors or any amendment to Issuer's Certificate of Incorporation affecting Directors and (ii) any change in stock options for management and Directors. In connection with the purchase by the Company of certain assets of Advocate Medical Group, S.C. and Advocate MSO, Inc. on January 9, 1998 and the related amendment to the Management Agreement between the Issuer and FCI, the holders of 184,314 shares of Common Stock of the Issuer granted a proxy to Mr. Canet to vote such Common Stock held by them for a two-year period with respect to (i) the election of Directors or any amendment to Issuer's Certificate of
           Incorporation affecting Directors and (ii) any change in stock options for management and Directors. Except as disclosed herein, there are no other contracts, arrangements, understandings or relationships which are required to be disclosed in response to this
           Item 6.



Item 7.    Materials to be Filed as Exhibits.

           (1) Management Agreement between the Issuer and the Fertility Centers of Illinois, S.C. dated February 28, 1997 (filed as
                  Exhibit 10.70 to Issuer's Registration Statement on Form S-1 (Registration No. 333-26551) and incorporated herein by reference thereto).

           (2) Management Agreement between the Issuer and the Reproductive Sciences Medical Center, Inc. (filed as Exhibit 10.81 to Issuer's Registration Statement on Form S-1 (Registration No. 333-26551) and incorporated herein by reference thereto).

           (3) Amendment No. 4 to Management Agreement between Issuer and the Fertility Centers of Illinois, S.C. dated January 9, 1998.

                                                     Page    6    of   7   Pages


                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1998
        Purchase, New York




                                   By:    /s/ Gerardo Canet
                                         -----------------
                                         Gerardo Canet, Chief Executive Officer

                                                     Page    7    of   7   Pages



                                  EXHIBIT INDEX



Exhibit No.
----------

  10.70 Management Agreement between Issuer and the Fertility Centers of Illinois S.C. dated February 28, 1997 (filed as Exhibit
                  10.70 to Issuer's Registration Statement on Form S-1(Registration No. 333-26551) and incorporated by reference thereto).

  10.81 Management Agreement between the Issuer and the Reproductive Sciences Medical Center, Inc. (filed as Exhibit 10.81 to Issuer's Registration Statement on Form S-1 (Registration No. 333-26551) and incorporated herein by reference thereto).

  10.93 Amendment No. 4 to Management Agreement between the Issuer and the Fertility Centers of Illinois S.C. dated January 9, 1998.




(120496DTI)